CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Buffered Performance Leveraged Upside	$3,289,000	$129.26
Securities due 2009

April 2008 Pricing Supplement No. 606 Registration Statement No. 333-131266 Dated April 3, 2008 Filed pursuant to Rule 424(b)(2)
S T R U C T U R E D  I N V E S T M E N T S
Opportunities in Equities

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

Buffered PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, only guarantee a 5% return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement.  At maturity if the underlying index has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying index.  At maturity, if the underlying index has depreciated, (i) if the closing value of the underlying index has not declined below the specified buffer level, the Buffered PLUS will redeem for par or (ii) if the closing value of the underlying index is below the buffer level, the investor will lose 1.0526% for every 1% decline below the specified buffer level.  The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes Program.

FINAL TERMS
Issuer:	Morgan Stanley
Maturity date:	May 11, 2009
Original issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	April 3, 2008
Original issue date:	April 10, 2008 (5 business days after the pricing date)
Aggregate principal amount:	$3,289,000
Interest:	None
Underlying index:	S&P 500® Index (the “S&P 500 Index”)
Payment at maturity per Buffered PLUS:	▪	If the final index value is greater than the initial index value: $1,000 + leveraged upside payment, subject to the maximum payment at maturity
	▪	If the final index value is less than or equal to the initial index value but has decreased by an amount less than or equal to the buffer amount of 5% from the initial index value: $1,000
	▪	If the final index value is less than the initial index value and has decreased by an amount greater than the buffer amount of 5% from the initial index value:
$1,000 + [$1,000 x (index return + 5%) x downside factor]
This amount will be less than the stated principal amount of $1,000.
Leveraged upside payment:	$1,000 x upside leverage factor x index return
Upside leverage factor:	200%
Buffer amount:	5%
Downside factor:	1.0526
Index return:	(final index value – initial index value) / initial index value
Maximum payment at maturity:	$1,198.50 (119.85% of the stated principal amount).
Minimum payment at maturity:	None
Initial index value:	1,369.31, which is the closing value of the underlying index on the pricing date.
Final index value:	The closing value of the underlying index on the valuation date.
Valuation date:	May 7, 2009, subject to adjustment for non-index business days and certain market disruption events.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	6174465P0
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Buffered PLUS	$1,000	$1	$999
Total	$3,289,000	$3,289	$3,285,711

(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.
The Buffered PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

April 2008	Page 1

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

Fact Sheet

The Buffered PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of Buffered PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the final value of the underlying index on the valuation date.  The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
April 3, 2008	April 10, 2008 (5 business days after the pricing date)	May 11, 2009, subject to postponement due to market disruption events

Key Terms
Issuer:	Morgan Stanley
Original issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Denominations:	$1,000 and integral multiples thereof
Interest:	None
Aggregate principal amount:	$3,289,000
Underlying index:	S&P 500® Index (the “S&P 500 Index”)
Index publisher:	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor publisher thereof.
Payment at maturity:	▪	If the final index value is greater than the initial index value:
$1,000 + leveraged upside payment, subject to the maximum payment at maturity
	▪	If the final index value is less than or equal to the initial index value but has decreased by an amount less than or equal to the buffer amount of 5% from the initial index value: $1,000
	▪	If the final index value is less than the initial index value and has decreased by an amount greater than the buffer amount of 5% from the initial index value:
$1,000 + [$1,000 x (index return + 5%) x downside factor]
This amount will be less than the stated principal amount of $1,000.
Leveraged upside payment:	$1,000 x upside leverage factor x index return
Upside leverage factor:	200%
Buffer amount:	5%
Downside factor:	1.0526
Index return:	(final index value – initial index value) / initial index value
Initial index value:	1,369.31, which is the closing value of the underlying index on the pricing date.
Final index value:	The closing value of the underlying index on the valuation date.
Valuation date:	May 7, 2009, subject to adjustment for non-index business days and certain market disruption events.
Maximum payment at maturity:	$1,198.50 (119.85% of the stated principal amount).
Minimum payment at maturity:	None
Postponement of maturity date:
If the valuation date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the valuation date, as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

April 2008	Page 2

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	6174465P0
Bull market or bear market Buffered PLUS:	Bull Market Buffered PLUS
Tax considerations:
Although the issuer believes that, under current law, the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS.

Assuming this characterization of the Buffered PLUS is respected and subject to the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

•
A U.S. Holder (as defined in the accompanying prospectus supplement) should not be required to recognize taxable income over the term of the Buffered PLUS prior to maturity, other than pursuant to a sale or exchange.

•
Upon sale, exchange or settlement of the Buffered PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Buffered PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the Buffered PLUS for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders (as defined in the accompanying prospectus supplement) should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS, including possible alternative treatments and the issues presented by this notice.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Buffered PLUS by taking positions in the stocks underlying the underlying index and in futures or options contracts on the underlying index.  Such purchase activity could have increased the initial index value and, therefore, could have increased the value at which the underlying index must close on the valuation date before you will receive at maturity a payment that exceeds the stated principal amount of the Buffered PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for PLUS.

April 2008	Page 3

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the Buffered PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2008	Page 4

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

How the Buffered PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:

Stated principal amount:	$1,000
Upside leverage factor:	200%
Buffer amount:	5% of initial index value
Downside factor:	1.0526
Maximum payment at maturity	$1,198.50
Minimum payment at maturity:	None

Buffered PLUS Payoff Diagram

How it works

▪
If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus the upside leverage factor of 200% of the appreciation of the underlying index over the term of the Buffered PLUS, subject to the maximum payment at maturity of $1,198.50 per Buffered PLUS.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 109.925% of the initial index value.

▪
If the final index value is less than or equal to the initial index value but has declined by an amount less than or equal to the buffer amount of 5% from the initial index value, investors will receive the stated principal amount of $1,000 per Buffered PLUS.

▪
If the final index value has declined by an amount greater than the buffer amount of 5% from the initial index value, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease beyond the buffer amount times the downside factor.

o	For example, if the underlying index depreciates 20%, investors will lose 15.789% of their principal and receive only $842.11 at maturity, or 84.211% of the stated principal amount.

April 2008	Page 5

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold an amount in cash based upon the closing value of the underlying index on the valuation date, as determined as follows:

If the final index value is greater than the initial index value:

If the final index value is less than or equal to the initial index value, but has declined by an amount that is less than or equal to the buffer amount of 5% from the initial index value:

$1,000  stated principal amount

If the final index value is less than the initial index value and has declined by an amount greater than the buffer amount of 5% from the initial index value:

The payment at maturity will be less than the $1,000 stated principal amount in this situation.

April 2008	Page 6

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Buffered PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement for PLUS and prospectus.  We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the Buffered PLUS.

Structure Specific Risk Factors

▪
Buffered PLUS do not pay interest or guarantee the return of any of your principal.  The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest and do not guarantee any return of principal at maturity.  If the final index value has declined by an amount greater than the buffer amount of 5% from the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount of each Buffered PLUS by an amount proportionate to the decline in the value of the underlying index below 95% of the initial index value times 1.0526.

▪
The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity of $1,198.50, or 119.85% of the stated principal amount.  Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 119.85% of the stated principal amount for the Buffered PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds 109.925% of the initial index value.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

▪
Not equivalent to investing in the S&P 500 Index.  Investing in the Buffered PLUS is not equivalent to investing in the S&P 500 Index or any of the component stocks of the S&P 500 Index.  Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the S&P 500 Index.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Buffered PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
Adjustments to the underlying index could adversely affect the value of the Buffered PLUS.  The publisher of the underlying index can add, delete or substitute the stocks underlying the underlying index, and can make other methodological changes that could change the value of the underlying index.  Any of these actions could adversely affect the value of the Buffered PLUS.  In addition the index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index, the payment at maturity on the Buffered PLUS will be an amount based on the closing prices at maturity of the securities underlying the underlying index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the underlying index last in effect prior to discontinuance of the underlying index.

April 2008	Page 7

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

▪
The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the Buffered PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the Buffered PLUS, the timing and character of income on the Buffered PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the Buffered PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Buffered PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Buffered PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS, including possible alternative treatments and the issues presented by this notice.

Other Risk Factors

▪
Secondary trading may be limited.  The Buffered PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Buffered PLUS.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your Buffered PLUS to maturity.

▪
Potential adverse economic interest of the calculation agent.  The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered PLUS.  MS & Co., the calculation agent, is our subsidiary.  As calculation agent, MS & Co., and other affiliates of ours have carried out and will continue to carry out hedging activities related to the Buffered PLUS or trade in the component stocks of the underlying index or other instruments related to the underlying index on a regular basis.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have increased the value at which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the Buffered PLUS.  Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the valuation date, could potentially affect the values of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

April 2008	Page 8

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

Information about the Underlying Index

The S&P 500® Index.  The S&P 500 index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the S&P 500 index, see “Underlying Indices and Underlying Index Publishers Information—Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the accompanying prospectus supplement for PLUS.

License Agreement between S&P and Morgan Stanley.  “Standard &Poor’s®,” “S&P®,” “S&P 500®” “Standard & Poor’s 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, for the underlying index for each quarter in the period from January 1, 2003 through April 3, 2008.  The related graph sets forth the weekly closing values for the underlying index from January 3, 2003 through March 28, 2008.  The closing value of the underlying index on April 3, 2008 was 1,369.31.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the final index value on the valuation date.  The payment of dividends on the stocks that comprise the underlying index are not reflected in its levels and, therefore, have no effect on the calculation of the payment at maturity.

April 2008	Page 9

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

S&P 500 Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter (through April 3, 2008)	1,370.18	1,367.53	1,369.31

S&P 500 Index Weekly Closing Values January 3, 2003 to March 28, 2008

April 2008	Page 10

Buffered PLUS based on the Value of the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 2 to prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007:

http://www.sec.gov/Archives/edgar/data/895421/000095010307002566/dp07308_424b2.htm

Prospectus dated January 25, 2006:

http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

April 2008	Page 11